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              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549


                           SCHEDULE 13G
                          (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                    PURSUANT TO RULE 13d-2(b)

                       (Amendment No.  2) *



                    HEARTLAND BANCSHARES, INC.
________________________________________________________________
                         (Name of Issuer)

                           COMMON STOCK
________________________________________________________________
                  (Title of Class of Securities)

                           421970 10 4
                          ______________
                          (CUSIP Number)


                                N/A
________________________________________________________________
     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [x] Rule 13d-1(b)

   [x] Rule 13d-1(c)

   [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        Page 1 of 10 pages
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CUSIP No. 421970 10 4            13G          Page 2 of 10 Pages


1.   NAMES OF REPORTING PERSONS:

     Heartland Bancshares, Inc. Employee Stock Ownership Plan
     Trust

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     37-1356594

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Illinois

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER                  0

6.   SHARED VOTING POWER           68,936

7.   SOLE DISPOSITIVE POWER             0

8.   SHARED DISPOSITIVE POWER      68,936

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                        68,936

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   8.3%

12.  TYPE OF REPORTING PERSON*   EP
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CUSIP No. 421970 10 4            13G          Page 3 of 10 Pages


1.   NAMES OF REPORTING PERSONS:

     Paul R. Calcaterra

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with

5.   SOLE VOTING POWER              2,103

6.   SHARED VOTING POWER          125,007

7.   SOLE DISPOSITIVE POWER         2,103

8.   SHARED DISPOSITIVE POWER     125,007

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                       127,110

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   15.3%

12.  TYPE OF REPORTING PERSON*   IN

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CUSIP No. 421970 10 4            13G          Page 4 of 10 Pages


1.   NAMES OF REPORTING PERSONS:

     B. D. Cross

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER              14,602

6.   SHARED VOTING POWER           100,508

7.   SOLE DISPOSITIVE POWER         14,602

8.   SHARED DISPOSITIVE POWER      100,508

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                        115,110

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    13.8%

12.  TYPE OF REPORTING PERSON*   IN

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CUSIP No. 421970 10 4            13G          Page 5 of 10 Pages


1.   NAMES OF REPORTING PERSONS:

     Charles Stevens

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER             14,602

6.   SHARED VOTING POWER          100,508

7.   SOLE DISPOSITIVE POWER        14,602

8.   SHARED DISPOSITIVE POWER     100,508

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                       115,110

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    13.8%

12.  TYPE OF REPORTING PERSON*   IN

CUSIP No. 421970 10 4            13G          Page 6 of 10 Pages


1.   NAMES OF REPORTING PERSONS:

     James C. Walker

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER              2,103

6.   SHARED VOTING POWER          112,507

7.   SOLE DISPOSITIVE POWER         2,013

8.   SHARED DISPOSITIVE POWER     122,507

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                       124,610

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   15.0%

12.  TYPE OF REPORTING PERSON*   IN

CUSIP No. 421970 10 4            13G          Page 7 of 10 Pages


1.   NAMES OF REPORTING PERSONS:

     Randall Youngblood

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER             27,102

6.   SHARED VOTING POWER          100,508

7.   SOLE DISPOSITIVE POWER        27,102

8.   SHARED DISPOSITIVE POWER     100,508

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                       127,610

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    15.3%

12.  TYPE OF REPORTING PERSON*   IN

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                                             Page 8 of 10 Pages

ITEM 1(a) NAME OF ISSUER:
     Heartland Bancshares, Inc.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
     318 South Park Avenue
     Herrin, Illinois 62948-3604

ITEM 2(a) NAME OF PERSON(S) FILING:
     Heartland Bancshares, Inc. Employee Stock Ownership Plan
Trust ("ESOP"), and the following individuals who serve as its trustees: Paul R. Calcaterra, B.D. Cross, Charles Stevens, James
C. Walker, and Randall Youngblood.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:
     Same as Item 1(b).

ITEM 2(c) CITIZENSHIP:
     See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d) TITLE OF CLASS OF SECURITIES:
     Common Stock, par value $.01 per share.

ITEM 2(e) CUSIP NUMBER:
     See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-
        1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON
        FILING IS A:

     (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     If this statement is filed pursuant to Rule 13d-1 (c), check this box. [x]

     Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are
not applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.

                                              Page 9 of 10 Pages


ITEM 4.   OWNERSHIP.
     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON.
     Heartland Bancshares, Inc., in its capacity as the ESOP Committee, has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY.
     Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP.
     Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
     Not applicable.

ITEM 10.  CERTIFICATION.
     By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                            Page 10 of 10 Pages

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEARTLAND BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:

     /s/ Paul R. Calcaterra                    January 26, 1999
     __________________________________        _________________
     Paul R. Calcaterra, as Trustee            Date

     /s/ B.D. Cross                            January 27, 1999
     __________________________________        _________________
     B.D. Cross, as Trustee                    Date

     /s/ Charles Stevens                       January 26, 1999
     __________________________________        _________________
     Charles Stevens, as Trustee               Date

     /s/ James C. Walker                       January 26, 1999
     __________________________________        _________________
     James C. Walker, as Trustee               Date

     /s/ Randall Youngblood                    January 26, 1999
     __________________________________        _________________
     Randall Youngblood, as Trustee            Date

/s/ Paul R. Calcaterra                         January 26, 1999
_________________________________________      _________________
Paul R. Calcaterra, as an Individual           Date
  Stockholder

/s/ B. D. Cross                                January 26, 1999
________________________________________       _________________
B. D. Cross, as an Individual                  Date
  Stockholder

/s/ Charles Stevens                            January 26, 1999
_________________________________________      _________________
Charles Stevens, as an Individual              Date
  Stockholder

/s/ James C. Walker                            January 26, 1999
_________________________________________      _________________
James C. Walker, as an Individual              Date
  Stockholder

/s/ Randall Youngblood                         January 26, 1999
_________________________________________      _________________
Randall Youngblood, as an Individual           Date
  Stockholder